SCHEDULE A

LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Changxun Sun	People's Republic of China	Director of Cloopen Co, Chief Executive Officer of the Issuer	16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, the PRC
Shujun Li	Hong Kong	Director of TB Partners GP5 Limited, GP of GP of Trustbridge Partners V, L.P. Director of TB Partners GP7 Limited, GP of GP of Trustbridge Partners VII, L.P. Director of TB Alternative Assets Ltd.	Units 2001-2004, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong
Verity Priest	United Kingdom	Director of TB Partners GP5 Limited, GP of GP of Trustbridge Partners V, L.P. Director of TB Partners GP7 Limited, GP of GP of Trustbridge Partners VII, L.P.	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Patrick Sakala	Canada	Director of TB Partners GP5 Limited, GP of GP of Trustbridge Partners V, L.P. Director of TB Partners GP7 Limited, GP of GP of Trustbridge Partners VII, L.P.	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
David Lin	Hong Kong	Alternate Director of TB Partners GP5 Limited, GP of GP of Trustbridge Partners V, L.P. Director of TB Partners GP7 Limited, GP of GP of Trustbridge Partners VII, L.P.	Units 2001-2004, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong
Tanya Campbell	Cayman Islands	Director of TB Alternative Assets Ltd.	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Derek Candy	Canada	Director of TB Alternative Assets Ltd.	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands